AB 3/7/02

02018766

VO 3-22-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52690

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 WASHINGTON 354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Technology Capital Management, LLC

OFFICIAL USE ONLY
104231
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1240 Blalock, Suite 200
(No. and Street)

Houston, Texas 77055
(City) (State) (Zip Code)

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melinda G. LeGaye (713) 222-8600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Melton & Melton, LLP
(Name — *if individual, state last, first, middle name*)

11302 Richmond Avenue, Houston, Texas 77082
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melinda G. LeGaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Technology Capital Management, LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Melinda G. LeGaye,

Title

Financial & Operations Principal

Notary Public

DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. N/A
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. N/A
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TECHNOLOGY CAPITAL MANAGEMENT, LLC.

TABLE OF CONTENTS

MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

January 16, 2002

To the Member of
Technology Capital Management, LLC.

We have audited the accompanying statement of financial condition of Technology Capital Management, LLC. (the "Company") as of December 31, 2001, and the related statements of income, changes in member's equity and cash flows for the period from inception (April 4, 2000) through December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Technology Capital Management, LLC. at December 31, 2001 and the results of its operations and its cash flows for the period from inception (April 4, 2000) through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Melton & Melton, L.L.P.

11302 RICHMOND AVENUE • HOUSTON, TEXAS 77082-2616 (281) 759-1120 FAX: (281) 759-5500

TECHNOLOGY CAPITAL MANAGEMENT, LLC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash		$ 2,032
Certificate of deposit		10,826
Accounts receivable - related party		41,218
		$54,076

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable - trade		$ 5,100
Accounts payable - related party		1,648
Total liabilities		6,748
Member's Equity:		
Contributed capital	$32,669	
Retained earnings	14,659	47,328
		$54,076

(See Notes to Financial Statements)

TECHNOLOGY CAPITAL MANAGEMENT, LLC.
STATEMENT OF INCOME
For the Period from Inception (April 4, 2000)
Through December 31, 2001

Revenues:		
Private placements		$80,250
Interest		826
		81,076
Expenses:		
Employee compensation and benefits	$34,311	
Regulatory fees and expenses	13,264	
Interest expense	94	
Other expenses	18,748	66,417
Net income		$14,659

(See Notes to Financial Statements)

TECHNOLOGY CAPITAL MANAGEMENT, LLC.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Period from Inception (April 4, 2000) Through December 31, 2001

	Contributed Capital	Retained Earnings	Total Member's Equity
Capital contributed	$32,669		$32,669
Net income		$14,659	14,659
Balance at December 31, 2001	$32,669	$14,659	$47,328

(See Notes to Financial Statements)

TECHNOLOGY CAPITAL MANAGEMENT, LLC.
STATEMENT OF CASH FLOWS
For the Period from Inception (April 4, 2000) Through December 31, 2001

Cash Flows from Operating Activities:	
Net income	$ 14,659
Adjustments to reconcile net income to net cash used in operating activities:	
Accounts receivable - related party	(41,218)
Accounts payable - trade	5,100
Accounts payable - related party	1,648
Total adjustments	(34,470)
Net cash used in operating activities	(19,811)
Cash Flows from Investing Activities:	
Purchase of certificate of deposit	(10,826)
Net cash used in investing activities	(10,826)
Cash Flows from Financing Activities:	
Capital contributions	32,669
Net cash provided by financing activities	32,669
Increase in cash	2,032
Cash, at beginning of period	0
Cash, at end of period	**$ 2,032**

(See Notes to Financial Statements)

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Technology Capital Management, LLC. (the "Company") is a limited liability company formed pursuant to the Texas Limited Liability Company Act on April 4, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

Private Placement Revenues

Private placement revenues include fees arising from the placement of debt and equity securities of corporations and other entities.

Income Taxes

No provision for income taxes is required since the member reports its proportionate share of taxable income or loss in its respective income tax return.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers cash to include all highly liquid instruments with original maturities of three months or less.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimated.

NOTE 2 - MANAGEMENT AGREEMENT

The Company and its member have a management agreement in which the member agrees to pay all overhead expenses of the Company. The Company pays the member a monthly management fee of $250. The member has waived this fee until further notice. The management agreement renews automatically in one-year terms unless terminated by either party with 90 days notice of the anniversary date of the agreement.

NOTE 3 - RELATED PARTY

Included in accounts receivable - related party at December 31, 2001 is $13,482 due from the member of the Company and $27,736 due from corporations related through common ownership with the Company.

NOTE 3 - RELATED PARTY (CONTINUED)

Included in accounts payable - related party at December 31, 2001 is $1,419 due to the member of the Company and $229 due to a partnership related through common ownership with the Company.

Private placement revenues include $80,250 of fees earned from corporations related through common ownership with the Company.

NOTE 4 - EMPLOYEE BENEFIT PLAN

The Company, along with affiliated companies, has adopted a SIMPLE IRA plan for the benefit of its employees effective March 1, 2001. The Company may match up to 3% of eligible employee's contributions. The Company expensed $341 for matching contributions in the period from inception (April 4, 2000) through December 31, 2001.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to a membership agreement with NASD which states that the Company will maintain a minimum net capital requirement of $5,000. At December 31, 2001, the Company had net capital of $6,096, which was $1,096 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 1.1 to 1.

NOTE 6 - SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at any time during the year.

NOTE 7 - OMISSION OF CERTAIN REPORTS

A computation for determination of reserve requirements pursuant to rule 15c3-3 and specified by rule 17a-5(d)(3) and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and not required inasmuch as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(I). The Company does not hold customer funds or securities.

The SIPC supplemental report specified by rule 17a-5(e)(4) is omitted since the SIPC has suspended assessments based on net operating revenue.

SCHEDULE I

TECHNOLOGY CAPITAL MANAGEMENT, LLC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Net capital	
Total member's equity	$47,328
Deduct member's equity not allowable for net capital	0
Total member's equity qualified for net capital	47,328
Add:	
Subordinated borrowings allowable in computation of net capital	0
Total capital and allowable subordinated borrowings	47,328
Deductions and/or charges:	
Nonallowable assets:	
Receivables from noncustomers	41,218
Net capital before haircuts on securities positions (tentative net capital)	6,110
Haircuts on securities:	
Certificates of deposit	14
Net capital	$ 6,096
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 6,748
Total aggregate indebtedness	$ 6,748
Computation of basic net capital requirement:	
Minimum net capital required	$ 449
Excess net capital at 1,500 percent	**$ 5,647**
Excess net capital at 1,000 percent	**$ 5,422**
Ratio: Aggregate indebtedness to net capital	**1.11 to 1**

There are no reconciling items between net capital calculated above and the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001).

M&M MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

January 16, 2002

Member
Technology Capital Management, LLC.

In planning and performing our audit of the financial statements and supplemental schedule of Technology Capital Management, LLC. (the "Company") for the period from inception (April 14, 2000) through December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

11302 RICHMOND AVENUE • HOUSTON, TEXAS 77082-2616 (281) 759-1120 FAX: (281) 759-5500

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moltz & Moltz, L.L.P.

TECHNOLOGY CAPITAL MANAGEMENT, LLC.

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

AS OF

DECEMBER 31, 2001

AND REPORT OF

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

M&M MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS